                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                                  SEPRACOR INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

          Options to Purchase Common Stock, $0.10 Par Value Per Share,
              Having an Exercise Price of $18.00 or more Per Share
                         (Title of Class of Securities)

                               -------------------

                                   817315 10 4
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               -------------------

                              Timothy J. Barberich
                      Chairman and Chief Executive Officer
                                  Sepracor Inc.
              84 Waterford Drive, Marlborough, Massachusetts 01752
                            Telephone: (508) 481-6700
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Mark G. Borden, Esq.
                              Susan W. Murley, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                               -------------------

                            CALCULATION OF FILING FEE
===============================================================================
           TRANSACTION VALUATION*            AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
           $26,819,254                       $2,467
===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,347,388 shares of common stock of Sepracor Inc. having a weighted average exercise price of $45.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the Transaction Value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.     Filing party: Not applicable.
      Form or Registration No.: Not applicable.   Date filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options", dated June 17, 2002 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Sepracor Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices is 84 Waterford Drive, Marlborough, Massachusetts 01752, (508) 481-6700. The information set forth in the Offer to Exchange under Section 9 ("Information About Sepracor; Summary Financial Information; Risk Factors") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to the solicitation (the "Offer") by the Company of requests to exchange options having an exercise price of $18.00 or more per share (the "Options") outstanding under the Company's 1991 Amended and Restated Stock Option Plan, as amended, the Company's 1997 Stock Option Plan (the "1997 Plan") and the Company's 2000 Stock Incentive Plan, as amended (the "2000 Plan"), to purchase shares (each, an "Option Share") of the Company's common stock, $0.10 par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the 1997 Plan, the 2000 Plan, or the 2002 Stock Incentive Plan, as the case may be, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees of the Company or one of its wholly-owned subsidiaries on the date the Offer expires (the "Offer Period") and options held by the Company's officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and members of the board of directors of the Company. In the aggregate, there are 5,347,388 shares of Common Stock underlying the Options covered in this Offer. For each eligible Option Share surrendered, the Company will grant an option for one new Option Share to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About Sepracor; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
         Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(d)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information About Sepracor; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and in Exhibit 13 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 are incorporated herein by reference. The Company's book value per share was ($3.70) as of March 31, 2002.

(b)      Not applicable.


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ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)      Not applicable.

ITEM 12. EXHIBITS.

(a) (1) Offer to Exchange Outstanding Stock Options, dated June 17, 2002, including Summary Term Sheet.

         (2) Form of Election Form.

         (3) Form of Notice of Withdrawal.

         (4) Form of Promise to Grant Stock Options.

         (5) Cover letter to Eligible Optionholders.

         (6) Form of Statement of Stock Option Grants.

(b)      Not applicable.

(d) (1) Sepracor Inc. 1997 Stock Option Plan is incorporated herein by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-19410).

         (2) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 1997 Stock Option Plan.

         (3) Sepracor Inc. 2000 Stock Incentive Plan, as amended is incorporated herein by reference to the Company's Definitive Proxy Statement on
         Schedule 14A filed with the Securities and Exchange Commission on April 22, 2002 (File No. 0-19410).

         (4) Form of Incentive Stock Option Agreement pursuant to the Sepracor Inc. 2000 Stock Incentive Plan, as amended.

         (5) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 2000 Stock Incentive Plan, as amended.

         (6) Sepracor Inc. 2002 Stock Incentive Plan.

         (7) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 2002 Stock Incentive Plan.

         (8) Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-19410) is incorporated herein by reference.

         (9) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 (File No. 0-19410) is incorporated herein by reference.

        (10) Current Report on Form 8-K filed with the SEC on June 4, 2002 (File No. 0-19410) is incorporated herein by reference.

(g)      Not applicable.

(h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)      Not applicable.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                  SEPRACOR INC.


                                           /s/  Robert F. Scumaci
                                          -------------------------------------
                                          Robert F. Scumaci
                                          Executive Vice President, Finance and
                                          Administration and Treasurer

                                          Date:  June 17, 2002


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

                                  EXHIBIT INDEX

Exhibit
NUMBER            DESCRIPTION

(a) (1) Offer to Exchange Outstanding Stock Options, dated June 17, 2002, including Summary Term Sheet.

              (2) Form of Election Form.

              (3) Form of Notice of Withdrawal.

              (4) Form of Promise to Grant Stock Options.

              (5) Cover letter to Eligible Optionholders.

              (6) Form of Statement of Stock Option Grants.

(b)      Not applicable.

(d) (1) Sepracor Inc. 1997 Stock Option Plan is incorporated herein by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-19410).

         (2) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 1997 Stock Option Plan.

         (3) Sepracor Inc. 2000 Stock Incentive Plan, as amended is incorporated herein by reference to the Company's Definitive Proxy Statement on
         Schedule 14A filed with the Securities and Exchange Commission on April 22, 2002 (File No. 0-19410).

         (4) Form of Incentive Stock Option Agreement pursuant to the Sepracor Inc. 2000 Stock Incentive Plan, as amended.

         (5) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 2000 Stock Incentive Plan, as amended.

         (6) Sepracor Inc. 2002 Stock Incentive Plan.

         (7) Form of Nonqualified Stock Option Agreement pursuant to the Sepracor Inc. 2002 Stock Incentive Plan.

         (8) Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-19410) is incorporated herein by reference.

         (9) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 (File No. 0-19410) is incorporated herein by reference.

        (10) Current Report on Form 8-K filed with the SEC on June 4, 2002 (File No. 0-19410) is incorporated herein by reference.

(g)      Not applicable.

(h)      Not applicable.


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